Filed by Bleichroeder Acquisition France Merger Sub 2 pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

Pasqal and Aeponyx Launch a PIC Packaging Center of Competency for Sensing and Quantum Applications at C2MI

2 July 2026

Bromont, Quebec, July 2, 2026 — Pasqal, through its Canadian subsidiary Aeponyx, today announced the creation of a specialized center of competency focused on assembling and packaging key components used in quantum and advanced sensing technologies in Canada. The Center of Competency in Photonic Integrated Circuit (PIC) Packaging for quantum and sensing applications will be based at C2MI in Bromont, Quebec. Supported by the Canadian government, the initiative brings together Aeponyx, HOP Technologies, and Phantom Photonics to strengthen Canada’s domestic capabilities in advanced photonics and quantum technologies.

Bridging Research and Industry at C2MI

Anchored at C2MI, one of Canada’s leading R&D and commercialization hubs, the initiative is intended to bridge the gap between research, prototyping, and low-volume manufacturing in a field that is critical to enabling scalable quantum systems. It will focus on advanced PIC packaging processes tailored for PIC based quantum technologies, with the objective of standardizing and making novel packaging capabilities available to the broader ecosystem – solving a bottleneck that is critical to scaling PIC based quantum technology. Central to the project is the installation at C2MI of state-of-the-art packaging equipment specifically designed for PIC based quantum computing applications, made possible through Aeponyx’s long-standing partnership with Aixemtec Gmbh, a leading German equipment manufacturer.

“Building on more than a decade of strong collaboration with C2MI on silicon nitride PICs, this initiative directly supports Pasqal’s roadmap by enabling a reliable, domestic supply chain for advanced photonic packaging in Canada,” said Philippe Babin, CEO of Aeponyx. “Creating this Center of Competency is an important step in strengthening the capabilities that will firmly position Canada as a global leader in the next generation of quantum and sensing technologies.”

“With Aeponyx, we validated our active-alignment technology on quantum photonics prototypes, and we believe the collaboration has created a strong foundation for scalable production,” said Tobias Müller, Chief Commercial Officer at Aixemtec GmbH. “We look forward to supporting Aeponyx as it advances capabilities that are important to Pasqal’s quantum hardware roadmap”

Complementary Experience Across Canada’s Innovation Landscape

The consortium brings together complementary experience that reflects the breadth of the opportunity. HOP Technologies leverages photonic integration for physiological monitoring and wearable biosignals applications, targeting real-world human health impact. Phantom Photonics adds strong expertise in next-generation LiDAR and optical sensing designed for demanding environments including autonomous systems and defense. We believe this international consortium demonstrates that the packaging capabilities being developed at C2MI extend far beyond a single application field, they can serve a growing range of high-stakes applications across Canada’s innovation landscape.

The project is backed by $4 million in combined federal and provincial support, including $3 million from Next Generation Manufacturing Canada (NGen) through its Advanced Manufacturing Technology Program. The total project budget is $7.9 million and marks the first phase of a broader effort to develop a domestic supply chain for advanced PIC packaging.

The first phase of the project will establish low-volume manufacturing capabilities and is intended to support thousands of devices. The second phase aims to scale production to 500,000+ modules per year.

C2MI has built a strong and recognized leadership in advanced packaging through years of close collaboration with the industry,” said Marie-Josée Turgeon, CEO of C2MI. “With this Center of Competency, we are now activating that expertise at scale, partnering with new players and unlocking new applications to fast-track the development and commercialization of next-generation photonic and quantum technologies.

A Strategic Move for Pasqal’s Quantum Roadmap

For Pasqal, the project highlights the strategic importance of PIC technology to the company’s long-term leadership in neutral-atom quantum computing. Aeponyx, acquired by Pasqal with the intention of bringing PIC experience in-house, will help enable Pasqal to strengthen the precision, robustness, and scalability of the photonic layer underpinning its quantum hardware roadmap.

“This PIC Packaging Center of Competency at C2MI, launched in collaboration with Aeponyx and our partners, helps turn advanced integrated photonics into repeatable, industrial-grade capabilities in Canada — a key step toward more robust, scalable controls for our neutral-atom quantum processors,” said Loïc Henriet, CTO of Pasqal.

About Aeponyx Enterprises Inc.

Aeponyx is a Canadian photonic integrated circuits (PICs) company specializing in silicon nitride (SiN) and hybrid photonic integration technologies. Founded in 2012 and headquartered in Montréal, Quebec, Aeponyx designs, develops, and manufactures advanced photonic chips and modules for high-performance applications, including quantum computing, optical communications, and sensing.

Aeponyx’s core experience spans PIC design, wafer-scale fabrication, advanced packaging, and opto-electronic integration, with a strong focus on scalable, manufacturable solutions. The company has built a robust intellectual property portfolio and works closely with industrial, academic, and government partners in North America and Europe.

Aeponyx is a subsidiary of Pasqal, a global leader in neutral-atom quantum computing, and enables large-scale, laser-based quantum processors through advanced photonic technologies.

For more information, visit www.aeponyx.com.

About Pasqal

Pasqal is a global leader in delivering practical quantum computing at scale utilizing neutral atom technology and dedicated software for industry, science, and governments. Since its founding in 2019, Pasqal has leveraged Nobel Prize winning research to build high-performance quantum systems and cloud-ready software designed to address complex challenges in optimization, simulation, and artificial intelligence.

Headquartered in France, Pasqal employs over 275 people and serves over 25 clients and partners, including Aramco, CMA CGM, OVHcloud, Thales, IBM (Pasqal is part of the IBM Quantum Network), and Sumitomo.

Backed by more than USD 300 million in total private funding from international investors, Pasqal is pursuing a listing on Nasdaq in partnership with Bleichroeder Acquisition Corp. II (Nasdaq: BBCQ) and is accelerating the adoption of scalable, high-performance quantum computing worldwide.

About HOP-Child Technologies Inc. (HOP Technologies)

HOP Technologies is a Canadian health technology company pioneering the use of artificial intelligence, high-resolution physiological sensing, and next-generation non-invasive photonic sensor technologies to advance precision medicine.

The company’s Homeodynamic Phenotyping (HOP™) platform combines wearable sensing technologies with proprietary feature-engineering and machine learning methodologies to transform complex neurophysiological signals into clinically meaningful learning algorithm biomarkers (digital biomarkers). These biomarkers provide a dynamic assessment of an individual’s physiological state, enabling the detection of subtle health changes over short time horizons ranging from minutes to hours.

HOP’s AI-driven biomarkers are designed to identify early physiological signatures associated with chronic diseases such as type2 diabetes and heart failure, supporting both patient screening and the efficient selection and stratification of participants for clinical trials.

HOP Technologies collaborates with leading academic institutions and global pharmaceutical companies, including McGill University and Eli Lilly, to validate and deploy its technology through clinical research studies and real-world evidence programs. Through these partnerships, the company is helping accelerate the development of personalized, data-driven healthcare solutions and the next generation of digital medicine.

About Phantom Photonics Inc.

Phantom Photonics is a Canada-based photonics company developing advanced sensing technologies at the intersection of quantum science and real-world deployment. The company focuses on next-generation LiDAR and optical systems designed to deliver high-performance sensing in challenging environments. By combining cutting-edge research with practical engineering, Phantom Photonics enables new capabilities across applications such as autonomous systems, defense, and environmental monitoring. Headquartered in Waterloo, Ontario, Phantom Photonics is committed to advancing scalable, robust photonic solutions that bridge the gap between laboratory innovation and commercial impact.

About C2MI

The MiQro Innovation Collaborative Center (C2MI) serves as a reference in research and development to accelerate the commercialization of components essential to digital technologies, being a transversal vector for all the economic sectors and critical to wealth creation. Backed by a world-class infrastructure in the manufacturing fields micro-electro-mechanical systems (MEMS), advanced semiconductor assembly, quantum and printed electronics, C2MI is at the core of all industry sectors integrating components essential for the use and deployment of digital technologies. The Centre is strongly committed to be a unique model of collaboration, where synergy between industrial and academic partners is necessary, even essential, for the development of next-generation products. visit: www.c2mi.ca

About NGen

Next Generation Manufacturing Canada (NGen) is the industry-led, non-government not-for-profit organization leading Canada’s Global Innovation Cluster for Advanced Manufacturing. NGen connects manufacturers, technology developers, researchers, developers and policymakers across Canada’s advanced manufacturing ecosystem. Through initiatives such as the N³ Summit, the organization works to accelerate the commercialization of advanced manufacturing technologies and strengthen Canada’s industrial competitiveness.

About AIXEMTEC

AIXEMTEC GmbH, based in Germany, builds precision active-alignment assembly equipment for photonics assembly and has been part of the Schunk Group (Germany) since 2024. AIXEMTEC are experts in R&D machines, NPI (new-product-introduction) machines, and the seamless migration into high-volume production solutions, the same process building blocks carry from first prototype through to volume. AIXEMTEC’s open, modular platform serves a broad range of photonics applications, with particular focus on quantum, data-center connectivity, cameras, LiDAR and lasers, and medical devices.

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events and the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”).

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2 and Pasqal jointly filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC on May 26, 2026, which included a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement/prospectus to be distributed to Bleichroeder’s shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders may obtain copies of these documents (as and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” of the Annual Report filed by Bleichroeder with the SEC on March 16 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, is included in the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.